Exhibit 21.1

Subsidiaries of Registrant

Name of Subsidiary	Jurisdiction of Incorporation
Twist Holdings, LLC	Delaware
Eminent, Inc.	Delaware
Advance Development, Inc.	Delaware
Forward by Elyse Walker, LLC	Delaware
Alliance Apparel Group, Inc.	Delaware
RVLV UK Limited	United Kingdom